Exhibit 99.1

1) HandsOn Global Management, LLC (“HGM”) distributed 38,582,425 shares of Common Stock and 1,493,638 shares of Preferred Stock (the “First HGM Distribution”).  On the following basis: first in settlement of certain claims members of Ex-Sigma whom HGM reasonably believes are “accredited investors” as such term is defined in Regulation D of the Securities Act of 1933 (the “Securities Act”); second among the members of HGM pro rata in accordance with their respective entitlements, subject to further adjustments described below; third HGM agreed with certain of its members to exchange the Preferred Stock to be received for Common Stock at the rate of 1.2226 shares of Common Stock per share of Preferred Stock, representing the rate at which the Preferred Stock can be converted to Common Stock on the date of the exchange and fourth HGM negotiated additional adjustments to the distribution with certain of its members.